UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

WIZE PHARMA, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

97751M207

(CUSIP Number)

Noam Danenberg

Borochov 4, Hod Hasharon, Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97751M207	Schedule 13D/A

1	NAMES OF REPORTING PERSONS Noam Danenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 249,038*
	8	SHARED VOTING POWER 2,696,169*
	9	SOLE DISPOSITIVE POWER 249,038*
	10	SHARED DISPOSITIVE POWER 2,696,169*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,945,207*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.97%
14	TYPE OF REPORTING PERSON IN

* See Item 5 for beneficial ownership information.

CUSIP No. 97751M207

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mobigo Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,480,069*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,480,069*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,480,069*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.56%
14	TYPE OF REPORTING PERSON CO

* See Item 5 for beneficial ownership information.

CUSIP No. 97751M207

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N. Danenberg Holdings (2000) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 216,100*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 216,100*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0. 66%
14	TYPE OF REPORTING PERSON CO

 * See Item 5 for beneficial ownership information.

This Amendment No. 2 amends the Schedule 13D filed June 10, 2019 (the “Schedule 13D”) and is filed by Noam Danenberg, Mobigo Inc. (“Mobigo”) and N. Danenberg Holdings (2000) Ltd. (“NDH” and collectively, the “Reporting Persons”) with respect to shares of common stock, par value $0.001 per share (the “Common Stock”) of Wize Pharma, Inc., a Delaware corporation (the “Issuer”) beneficially held by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 4 below, which is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

In March 2019, the board of directors of the Issuer, approved equity grant of 140,000 restricted stock units (“RSUs”), vesting quarterly over a period of two years, starting on June 30, 2019, to Noam Danenberg as compensation for his services as Chairman of the board of directors.

On November 29, 2019, the Issuer entered into an amendment (the “November 2019 Loan Agreements Amendment”), to convertible loan agreements entered into between Wize Pharma Ltd., a wholly owned subsidiary of the Issuer (“Wize Israel”) and certain lenders, including Mobigo (the “Lenders”). Pursuant to the November 2019 Loan Agreements Amendment, the Issuer repaid approximately $760,000 of the $1,520,000 outstanding under the loan agreements and the Lenders agreed to convert the remaining outstanding amounts of the loans at a later date. On December 13, 2019, the Issuer issued to the Lenders an aggregate of 2,816,196 shares of Common Stock upon conversion of the loans at a reduced conversion price of $0.27 per share, pursuant to which Mobigo acquired 752,581 shares of Common Stock, and issued to the lenders warrants to purchase an aggregate of 5,632,392 shares of Common Stock at an exercise price of $0.27, pursuant to which Mobigo acquired warrants to purchase 1,505,162 shares of Common Stock. The warrants have a term of five years and are exercisable five days following the public announcement of positive clinical data results for LO2A. In addition, the parties agreed that effective December 13, 2019, the exercise price or conversion price of all other convertible securities previously issued to the lenders in connection with the loans (the “Existing Convertible Securities”) was adjusted to $0.27 per share and that the aggregate number of shares of Common Stock issuable upon exercise or conversion of a lender’s Existing Convertible Securities was reduced in accordance with the percentage of such lender’s conversion of its outstanding loan.

As a result of the adjustment to the exercise price of the Series A Warrants, the exercise price of the warrants issued in November 2017, the placement agent warrants issued in October 2018, the warrants issued to certain lenders in May 2019, the warrants issued to certain lenders in November 2019, the warrants issued to certain purchasers from the private placement in December 2019 and certain investment rights issued on January 2017 were also adjusted to reflect a reduced exercise price of $0.001 per share (collectively, the “Warrant Adjustments”). As a result of the Warrant Adjustments, on December 29, 2020, an aggregate of 13,332,657 were issued as a result of the exercise of such warrants, each on a cashless basis, of which 1,727,488 shares of Common Stock were issued to Mobigo and 124,038 shares of Common Stock were issued to Noam Danenberg as a result of the exercise of outstanding warrants.

The foregoing description of the November 2019 Loan Agreements Amendment and the December 2020 Agreement is qualified in its entirety by the full text of such agreements, which are incorporated by reference herein or filed herewith.

The Reporting Persons intend to review their investment in the Issuer on a regular basis. Subject to the limitations imposed by applicable law, the Reporting Persons reserve the right to, without limitation, purchase, hold, vote, trade, dispose of or otherwise deal in Shares, in open market or private transactions, block sales or purchases or otherwise, and at such times as they deem advisable to benefit from, among other things, changes in market prices of Shares, changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. In order to evaluate their investment, the Reporting Persons may routinely monitor the Issuer’s share price, business, business development, capital structure and strategic matters, prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The percentages set forth below are based on 32,783,495 shares of Common Stock outstanding as of December 31, 2020, as reported by the Issuer.

(a) The Reporting Persons beneficially own 2,945,208 shares of Comment Stock, representing approximately 8.9% of the outstanding shares of Common Stock.

(b) Mr. Danenberg may be deemed to hold sole voting and dispositive power over 249,038 shares of common stock of the Issuer consisting of (i) 249,038 Shares of Common Stock. Mr. Danenberg may be deemed to hold shared voting and dispositive power over (i) 162,600 shares of Common Stock held by NDH, (ii) 2,480,069 Shares of Common Stock held by Mobigo, (iii) options to purchase 36,000 shares of Common Stock that are exercisable within 60 days held by NDH, and (iv) 17,500 shares of Common Stock underlying RSUs that vest within 60 daysheld by NDH.

Mobigo may be deemed to hold shared voting and dispositive power over  2,480,069 shares of Common Stock held by Mobigo.

NDH may be deemed to hold shared voting and dispositive power over 216,100 shares of common stock held by NDH, consisting of (i) 162,600 shares of Common Stock, (ii) options to purchase 36,000 shares of Common Stock that are exercisable within 60 days and (iii) 17,500 shares of Common Stock underlying RSUs that vest within 60 days.

(c) None of the Reporting Persons has effected any transactions in the shares of Common Stock in the past 60 days, except as set forth in Item 4, which is incorporated by reference herein.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above, which is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 1	Amendment to Convertible Loan Agreements dated November 28, 2019, by and among Wize Pharma Ltd., Wize Pharma and certain parties listed therein.

Exhibit 2	Agreement dated December 24, 2020 by and between Wize Pharma, Inc. and certain parties listed therein.

SIGNATURE

After a reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Noam Danenberg

By:	/s/ Noam Danenberg

Mobigo Inc.

By:	/s/ Priscilla Julie
Name:	Priscilla Julie
Title:	Director

N. Danenberg Holdings (2000) Ltd.

By:	/s/ Noam Danenberg
Name:	Noam Danenberg
Title:	Chief Executive Officer